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                                                                                          Acxiom Financial Contact:
                                                                                                    Robert S. Bloom
                                                                                         Financial Relations Leader
                                                                                                       501.342.1321
                                                                                                              EACXM

                                                                                            Digital Impact Contact:
                                                                                                  David Oppenheimer
                                                                                            Chief Financial Officer
                                                                                                       650.356.3601

                                                                                              Acxiom Media Contact:
                                                                                                        Dale Ingram
                                                                                                       501.252.4346
                                                                                                      pr@acxiom.com
                                                                                                              GACXM

                                                                                      Digital Impact Media Contact:
                                                                                             Schwartz Communication
                                                                                                       415.512.0770
                                                                                 digitalimpact@west.schwartz-pr.com

                                           Definitive Agreement Reached
                                       for Acxiom to Acquire Digital Impact

LITTLE ROCK, Ark. and SAN MATEO, Calif. - March 28, 2005 - Acxiom® Corporation (Nasdaq: ACXM) and Digital Impact,
Inc. (Nasdaq: DIGI) today announced they have reached a definitive agreement for Acxiom to acquire Digital Impact for $3.50 per share in cash in a transaction valued at approximately $140 million based on fully diluted shares.
It is expected that Digital Impact will have approximately $20 million in cash on closing. Acxiom and Digital
Impact will hold a conference call at 8:00 a.m. CST today to discuss this information further. Interested parties are invited to listen to the call, which will be broadcast via the Internet at www.acxiom.com.

The boards of directors of both companies have unanimously approved the transaction. Under the definitive purchase agreement, a wholly owned subsidiary of Acxiom Corporation will make a cash tender offer for all Digital
Impact, Inc. shares. The acquisition is subject to at least 50.1% of the shares of Digital Impact, Inc. being tendered, as well as other customary closing conditions. All directors and key officers of Digital Impact, Inc.
have agreed to tender their shares. Following the purchase of shares in the tender offer, a subsidiary of Acxiom
Corporation and Digital Impact, Inc. will merge. Owners of Digital Impact shares not purchased in the tender offer will be entitled to receive $3.50 per share in cash. The tender offer is expected to close within approximately 30 days subject to customary regulatory approvals.

"We are excited at the prospect of joining forces with an industry leader like Acxiom," said William Park, chairman and CEO of Digital Impact. "Digital Impact's employees will continue to provide world-class service as part of a larger and more diversified company that Fortune magazine has recognized five times as one of 'The 100
Best Companies To Work For in America.' In addition, the acquisition will provide Digital Impact's clients with access to Acxiom's world-class data assets and data management and integration expertise. It is hard to imagine a better combination of technologies, services, people and clients in the direct marketing industry than Acxiom and
Digital Impact."

The acquisition of Digital Impact, a leading provider of integrated on-line marketing solutions for global 2000 companies, will give Acxiom an immediate and significant presence in the growing digital technology marketplace.
Digital Impact uses its proprietary technology platform to deliver on-line marketing campaigns and offers an end-to-end solution that includes designing, sending and analyzing the results of each campaign. The company executes these campaigns across multiple media channels, including personalized e-mail, targeted websites, web advertisements, search engines and direct mail.

"Over the last few years, there have been great advances in technology designed specifically for on-line marketing channels. And today, marketing executives rely on these channels as an integral part of their customer marketing, customer service and customer acquisition strategies," Acxiom Company Leader Charles D. Morgan said.
"With the growing demand and spend in this category, Acxiom believes this is an ideal time to enter this space in a leadership position. Digital Impact's people, technology and market and industry knowledge will allow us to do just that."

With the acquisition of the Silicon Valley-based company, Acxiom continues its strategy of providing clients with a full suite of direct marketing services designed to meet the challenges of today's marketing environment through the deployment of innovative technology solutions.

"Acxiom is committed to providing our global clients a comprehensive array of services that scale to meet the needs of their direct-to-consumer programs," said Acxiom Marketing Leader Richard Howe. "Digital Impact's superior on-line agency and interactive marketing solutions will meet the large-scale needs of the nation's largest marketers while at the same time expanding the markets we can serve by complementing our January acquisition of mid-tier marketing services provider SmartDM."

Based on business trends and client demand, Digital Impact expects fiscal 2006 revenue to be $46 million to $52 million, 9 to 23 percent higher than the current fiscal 2005 consensus analysts' estimate of $42.2 million.

Digital Impact, Inc. has approximately 280 employees with corporate headquarters in San Mateo and offices in New
York, London, Singapore and Bend, Oregon. The company serves more than 100 clients in several industries, including financial services, telecommunications, travel and entertainment, technology and retail, with notable names such as Hewlett Packard; New York Life; Nextel Communications; The Gap; Marriott International, Inc.;
Microsoft and Victoria's Secret.

About Acxiom Corporation
Acxiom Corporation (Nasdaq: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia and China. For more information, visit www.acxiom.com.

About Digital Impact
Digital Impact is a leading provider of integrated digital marketing solutions for Global 2000 enterprises including Marriott, The Gap, and Hewlett-Packard. Digital Impact combines agency services with world-class campaign execution on a proprietary technology platform to deliver superior marketing results for clients. The
Company's proprietary IMPACT(TM) platform combines campaign management with advanced analytics to assist account and client teams in designing, sending and analyzing direct marketing communications. The Company creates and executes campaigns across multiple media channels: including personalized email, targeted websites, banner and other web advertisements, search engines, and direct mail (print). Digital Impact is a member of the TRUSTe
Privacy Program and the NAI's Email Service Provider Coalition and works only with companies that adhere to appropriate consumer privacy guidelines. Digital Impact was founded in 1997 and has offices in Silicon Valley,
New York and London. The Company is publicly traded on the Nasdaq Stock Market under the ticker symbol DIGI. For more information, visit www.digitalimpact.com

Additional Information
The tender offer described in this press release for the outstanding shares of Digital Impact, Inc. has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an Offer to Purchase and the related Letter of
Transmittal. We urge investors and security holders to read the following documents, when they become available, regarding the tender offer and acquisition (described above), because they will contain important information:

*        Acxiom Corporation's Tender Offer Statement on Schedule TO including the Offer to Purchase, Letter of
         Transmittal and Notice of Guaranteed Delivery

*        Digital Impact's Solicitation Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange
Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at http://www.sec.gov. Free copies of each of these documents (when available) can also be obtained from the information agent for the offer, which will be announced.

This release and today's conference call contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. These forward looking statements include, among others, statements regarding the anticipated timing and benefits of the transaction, projected revenue for fiscal 2006 and cash on hand at closing for Digital Impact, and projected growth in the demand and market for online marketing. The following are important factors, among others, that could cause actual results to differ materially from these forward-looking statements: the risk that the conditions to the tender offer set forth in the agreement will not be satisfied; changes in both companies' businesses during the period between now and the closing; the ability to retain key management and technical personnel of Digital Impact; adverse reactions to the proposed transaction by customers, suppliers and strategic partners; developments in obtaining regulatory approvals for the transaction; the possibility that the integration of Digital Impact, Inc. and our other recently acquired businesses may not be as successful as planned; the possibility that certain contracts may not be closed, or may not be closed within the anticipated time frames; the possibility that certain contracts may not generate the anticipated revenue or profitability; the possibility that negative changes in economic or other conditions might lead to a reduction in demand for our products and services; the possibility that the recovery from the previous three years' economic slowdown may take longer than expected or that economic conditions in general will not be as expected; the possibility that significant customers may experience extreme, severe economic difficulty; the possibility that the fair value of certain of our assets may not be equal to the carrying value of those assets now or in future time periods; the possibility that sales cycles may lengthen; the possibility that we may not be able to attract and retain qualified technical and leadership associates, or that we may lose key associates to other organizations; the possibility that we won't be able to properly motivate our sales force or other associates; the possibility that we won't be able to achieve cost reductions and avoid unanticipated costs; the possibility that we won't be able to continue to receive credit upon satisfactory terms and conditions; the possibility that competent, competitive products, technologies or services will be introduced into the marketplace by other companies; the possibility that we may be subjected to pricing pressure due to market conditions and/or competitive products and services; the possibility that there will be changes in consumer or business information industries and markets; the possibility that changes in accounting pronouncements may occur; the possibility that we won't be able to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the possibility that we may encounter difficulties when entering new markets or industries; the possibility that there will be changes in the legislative, accounting, regulatory and consumer environments affecting our business, including but not limited to litigation, legislation, regulations and customs relating to our ability to collect, manage, aggregate and use data; the possibility that data suppliers might withdraw data from us, leading to our inability to provide certain products and services; the possibility that we may enter into short-term contracts which would affect the predictability of our revenues; the possibility that the amount of ad hoc, volume-based and project work will not be as expected; the possibility that we may experience a loss of data center capacity or interruption of telecommunication links or power sources; the possibility that we may experience failures or breaches of our network and data security systems, leading to potential adverse publicity, negative customer reaction, or liability to third parties; the possibility that postal rates may increase, thereby leading to reduced volumes of business; the possibility that our clients may cancel or modify their agreements with us; the possibility that we will not successfully complete customer contract requirements on time or meet the service levels specified in the contracts, which may result in contract penalties or lost revenue; the possibility that we experience processing errors which result in credits to customers, re-performance of services or payment of damages to customers; the possibility that the services of the United States Postal Service, their global counterparts and other delivery systems may be disrupted; and the possibility that we may be affected by other competitive factors.
With respect to the provision of products or services outside our primary base of operations in the U.S., all of the above factors apply, along with the difficulty of doing business in numerous sovereign jurisdictions due to differences in culture, laws and regulations. Other factors are detailed from time to time in our periodic reports and registration statements filed with the United States Securities and Exchange Commission. We believe that we have the product and technology offerings, facilities, associates and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are all influenced by a number of factors, including those discussed above, all of which are inherently difficult to forecast. We undertake no obligation to update the information contained in this press release or any other forward-looking statement
Acxiom is a registered trademark of Acxiom Corporation.

Digital Impact is a registered trademark of Digital Impact, Inc.